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                                                                      EXHIBIT 21

                      List of Subsidiaries of Registrant

        Superior Financial Corp.'s principal subsidiary is Superior Federal Bank, F.S.B. (the "Bank"). The Bank owns a subsidiary, SFS Corporation, and a second-tier subsidiary, Southwest Protective Life Insurance Company, which sells consumer loan credit life insurance to consumer loan borrowers of the Bank.